Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

VOLUNTARY AND CONDITIONAL TAKEOVER BID IN CASH for all shares outstanding on the date of such bid issued by NEWBELCO SA/NV by ANHEUSER-BUSCH INBEV SA/NV
Capitalised terms not otherwise defined in this publication shall have the meaning given to such terms in the prospectus relating to the voluntary and conditional takeover bid in cash made by Anheuser-Busch InBev SA/NV for all shares outstanding on the date of such bid issued by Newbelco SA/NV (the Prospectus).

Structure of the Transaction

On 11 November 2015, the AB InBev Board and the SABMiller Board announced that they had reached agreement on the terms of the proposed business combination between SABMiller and AB InBev.

The Transaction will be implemented through the Proposed Structure, which involves three principal steps, as follows:

—  first, the acquisition of SABMiller by Newbelco through the UK Scheme, a UK law court-sanctioned scheme of arrangement between SABMiller and the UK Scheme Shareholders under Part 26 of the UK Companies Act 2006, pursuant to which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares in consideration for each of its UK Scheme Shares;

—  second, the Belgian Offer, a voluntary cash takeover offer made by AB InBev pursuant to the Takeover Law and the Takeover Royal Decree for all of the Initial Newbelco Shares, pursuant to which (i) UK Scheme Shareholders who validly elect (or are deemed to elect) for the Cash Consideration will tender all their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share in order to receive the Cash Consideration and (ii) UK Scheme Shareholders who validly elect (or are deemed to elect) for the Partial Share Alternative will tender some of their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share in order to receive the cash element of the Partial Share Alternative, and will retain the relevant proportion of their Initial Newbelco Shares which will become Restricted Newbelco Shares as a result of the subsequent Reclassification and Consolidation; and

—  third, the Belgian Merger, the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which the AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity and the holding company for the Combined Group.

Object of the Belgian Offer	The Belgian Offer relates to all of the Initial Newbelco Shares, which will have been issued by Newbelco to the UK Scheme Shareholders pursuant to the Capital Increase following the UK Scheme Effective Time.

Acceptance Period	7 October 2016 from 9 a.m. to 7 p.m. (Brussels time)

Price of the Belgian Offer	£0.45 per Initial Newbelco Share

Conditions Precedent

The Belgian Offer is conditional on:

(a)    the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting, which condition on the date hereof is already satisfied;

(b)    the UK Scheme becoming effective no later than 11 May 2017 or such later date agreed upon between SABMiller and AB InBev (with the approval of the UK Panel and as the UK Court may approve, if such approval(s) is or are required);

(c)    the UK Scheme Shares being registered in the name of Newbelco; and

(d)    the Initial Newbelco Shares being issued by Newbelco to the UK Scheme Shareholders pursuant to the Capital Increase at the latest on the day before the Belgian Offer commences.

Re-opening and Squeeze out	As a result of the Irrevocable Undertakings of Altria and BEVCO, AB InBev will in practice not be able to acquire in the Belgian Offer more than 59.55% of the Initial Newbelco Shares, meaning that AB InBev will not hold more than (i) 90% of the Initial Newbelco Shares and consequently will not have to re-open the Belgian Offer pursuant to article 35, 1° of the Takeover Royal Decree, or (ii) 95% of the Initial Newbelco Shares and consequently will not be entitled to proceed with a squeeze-out pursuant to article 42 of the Takeover Royal Decree.

Availability of the Prospectus and the Response Memorandum	A copy of the Prospectus (with the Response Memorandum in attachment) can be obtained free of charge from the Offer Agent, BNP Paribas Fortis SA/NV, by phone on the number +32 2 433 40 34 (English), +32 2 433 40 32 (French) or +32 2 433 40 31 (Dutch). The Prospectus (with the Response Memorandum in attachment) is also available on the website of AB InBev (www.ab-inbev.com) and on the website of BNP Paribas Fortis SA/NV (www.bnpparibasfortis.be/sparenenbeleggen; www.bnpparibasfortis.be/epargneretplacer).

Submission of Acceptance Form	Based on the Elections or deemed Elections in the context of the UK Scheme, the UK Agent will complete and submit to the Offer Agent the Acceptance Form in two copies at the end of or as soon as practicable after the end of the Acceptance Period, on behalf of the UK Scheme Shareholders.

Approval by the FSMA	The Prospectus was approved by the FSMA on 25 August 2016 in accordance with article 19, §3 of the Takeover Law. The Response Memorandum was approved by the FSMA on 25 August 2016 in accordance with article 28, §3 of the Takeover Law.

Offer Agent	BNP Paribas Fortis SA/NV

Forward Looking Statements

This area of the website, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newbelco SA/NV (‘Newbelco’), contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newbelco and SABMiller and their respective Groups, and certain plans and objectives of AB InBev and Newbelco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newbelco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this area of the website include statements relating to the expected effects of the Transaction on AB InBev, Newbelco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev, Newbelco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newbelco and SABMiller can give no assurance that such expectations will prove to be correct. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Conditions, the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction and the ability to satisfy any conditions required to obtain such approvals; the continued availability of financing; any change of control provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the success of AB InBev, SABMiller and/or Newbelco in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 14 March 2016 and in Newbelco’s Registration Statement on Form F-4 filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newbelco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this area of the website will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Each forward-looking statement speaks only as of the date of this area of the website. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required.

All forward-looking statements contained in this area of the website are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s most recent Form 20-F, Newbelco’s Registration Statement on Form F-4, reports furnished on Form 6-K, and any other documents that AB InBev, SABMiller or Newbelco have made public. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2016. These risk factors expressly qualify all forward-looking statements contained in this area of the website and should also be considered by the reader.

SEC FILINGS: IMPORTANT INFORMATION

Newbelco has prepared and filed a registration statement on Form F-4, which includes a prospectus, in relation to the Belgian Merger. The prospectus will be mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the prospectus and other such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders are expected to be implemented under a UK scheme of arrangement provided for under English company law. It is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933 provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). SABMiller has sent certain documentation related to a UK scheme of arrangement to US record holders of SABMiller ordinary shares and holders of SABMiller American Depositary Shares (‘ADSs’) and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on SABMiller’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to US beneficial owners of SABMiller ordinary shares and beneficial owners of SABMiller ADSs. However, the transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act of 1933, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act of 1934, as amended, if applicable, AB InBev or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, SABMiller shares outside of the United States, other than pursuant to the Transaction, before the Transaction has been consummated. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the Financial Conduct Authority and will be available on the London Stock Exchange website, www.londonstockexchange.com.